Exhibit 99.2

MEDIWOUND LTD.

PROXY FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 10, 2015
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby constitutes and appoints Sharon Malka and Yaron Meyer and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all of the ordinary shares of MediWound Ltd. (the “Company”), held of record in the name of the undersigned at the close of business on Monday, August 10, 2015, at the Annual General Meeting of Shareholders of the Company (the “Meeting”) to be held at the offices of White & Case LLP, 1155 Avenue of the Americas, 40th Floor, New York, New York 10036 at 9:30 a.m. (Eastern Daylight Time) on Thursday, September 10, 2015, and at any and all adjournments or postponements thereof on the following matters, which are more fully described in the Notice of the Annual General Meeting of Shareholders and Proxy Statement relating to the Meeting.

The undersigned acknowledges receipt of the Notice of the Annual General Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to Proposals 1 and 2 and this Proxy will be voted FOR such proposals and in such manner as the holder of the proxy may determine with respect to any other business as may properly come before the Meeting or all and any adjournments or postponements thereof. If no direction is made with respect to Proposal 3, the undersigned will be deemed to have abstained from voting on such proposal. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

MEDIWOUND LTD.

September 10, 2015

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NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:
The Notice of Meeting, proxy statement and proxy card
are available at - http://ir.mediwound.com/annuals-proxies.cfm

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

↓Please detach along perforated line and mail in envelope.↓

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF ALL NOMINEES FOR DIRECTOR LISTED IN PROPOSAL 1 AND “FOR” EACH OF
PROPOSALS 2 AND 3.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.  PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

		FOR	AGAINST	ABSTAIN
Directions (Proposal )
If you possess a Personal Interest (as described in the Proxy Statement) in the approval of any of Proposal 3 and wish to vote “For” or “Against” such proposal, you should not fill out your vote for such proposal in this proxy card but should instead indicate in the space below that you possess such a Personal Interest and should furthermore contact Yaron Meyer, the Company’s General Counsel, at +972 77 971 4100 or (Fax; +972 77 971 4111), who will advise you as to how to submit your vote for this proposal.  If you hold your shares in “street name” (i.e., shares that are held through a bank, broker or other nominee) and believe that you possess a Personal Interest in this proposal, you may also contact the representative managing your account, who could then contact the Company's General Counsel on your behalf.

By filling out and returning this proxy card with respect to Proposal 3, the undersigned hereby confirms (whether voting "For" or "Against" any such proposal) that he, she or it does not possess a Personal Interest (as defined in the Companies Law) with respect to the subject matter of such proposal. If you possess a Personal Interest or believe that you possess a Personal Interest and wish to vote “For” or “Against” such proposal, you should not fill out your vote for such proposal and should instead follow the "Directions" above.

1.	Re-election of the following four incumbent directors:
	(a) Ruben Krupik	☐	☐	☐
	(b) Ofer Gonen	☐	☐	☐
	(c) Meron Mann	☐	☐	☐
	(d) Dr. Marian Gorecki	☐	☐	☐
2.
To approve the re-appointment of Kost Forer Gabbay and Kasierer, a member firm of Ernst & Young, as the Company’s independent registered public accounting firm until the next annual general meeting of shareholders of the Company and authorize the Board of Directors (with power of delegation to its audit committee) to fix the said independent registered public accounting firm’s remuneration in accordance with the volume and nature of its services.

		☐	☐	☐
3.	To approve the amendment of the terms of employment of Prof. Lior Rosenberg, the Company’s Chief Medical Technology Officer.	☐	☐	☐

Signature of shareholder	Date	Signature of shareholder	Date

Note:
Please sign exactly as your name or names appear on this Proxy.  When shares are held jointly, each owner should sign.  When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such.  If the signer is a partnership, please sign in partnership name by authorized person.